SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                      Enron Wind Development Holdings B.V.
                        (Name of foreign utility company)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp. ("Enron"), an Oregon corporation, hereby files this form to notify the Securities and Exchange Commission that its indirect subsidiary company, Enron Wind Development Holdings B.V. ("EWDH"), a company organized under the laws of The Netherlands, is a foreign utility company under Section 33 of the Act.

     EWDH's business address is Schouwburgplein 30-34, 3012 CL Rotterdam, The Netherlands. EWDH is wholly-owned by Enron Wind International Holding LLC, which is wholly-owned by Enron Wind LLC, which is wholly-owned by Enron Renewable Energy Corp., which is wholly-owned by Smith Street Land Company, which is wholly-owned by Enron Corp. EWDH indirectly owns interests in or operates several facilities that are not located in any state and that are used for the generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power. Specifically, EWDH owns the following foreign interests:

  (1) Through Aeolos S.A., EWDH owns an interest in a 9.9 MW electric generation facility located on the island of Crete in Greece and comprised of 18 Zond Z-43 550 kw wind turbines; and

  (2) Through IWECO Megali Vrissi S.A., EWDH owns an interest in an 4.95 MW electric generating facility located on the island of Crete in Greece and comprised of nine Zond Z-43 550 kw wind turbines.

     A subsidiary of Enron, Portland General Electric Company ("PGE"), an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity in the state of Oregon. PGE does not own or control any interest in EWDH or its subsidiaries. PGE has not paid any part of the purchase price for Enron's interest in such companies, and PGE is not engaged in any service contract or other relationship with EWDH or its subsidiaries.



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The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    January 30, 2004           ENRON CORP.
       --------------------


                                    By: /s/ Jimmie L. Williams
                                       -----------------------------------------
                                       Jimmie L. Williams
                                       Managing Director, Corporate Development



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Exhibit A.

     State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on August 25, 2003, as an attachment to a Form U-57 (File No. 73-00063) on behalf of Enron Asia Pacific/Africa/China, LLC. Enron hereby incorporates this certification by reference.



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